Exhibit 99.1

Dominion Diamond Corporation Reports Fiscal 2017 Second Quarter Sales, Ekati Production Results and Update on Office Building Sale

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--August 18, 2016--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) reports Ekati Diamond Mine and Diavik Diamond Mine second fiscal quarter 2017 (May through July) sales, Ekati Diamond Mine production results, and an update on the sale of the Company’s Toronto office building. Unless otherwise specified, all financial information is presented in U.S. dollars.

Highlights

  Sales:
    Second quarter diamond sales were $160.0 million ($209.7 million in Q2 fiscal 2016).
  Ekati Production:
    During Q2 fiscal 2017, the Ekati Diamond Mine recovered 0.9 million carats from 0.6 million tonnes of ore processed (Q2 fiscal 2016 – 0.9 million carats recovered from 1.0 million tonnes processed).
    During the quarter, tonnage processed was significantly reduced as a result of the fire at the Ekati process plant that occurred on June 23, 2016 and the subsequent processing shutdown.
    Mining operations continued at the higher value Koala underground and Misery Main open pit and have been paused at the lower value Pigeon and Lynx open pits as a cost reduction measure.
  Building Sale:
    The Company has entered into a binding agreement to sell its downtown Toronto office building for approximately $84.8 million Canadian dollars.
    The transaction is expected to close during the third fiscal quarter and is subject to customary closing conditions.

Sales
Ekati and Diavik Rough Diamond Sales
The Company recorded total second quarter sales of $160.0 million ($209.7 million in Q2 fiscal 2016). Sales in the second quarter were lower than the prior year primarily due to a high proportion of lower value goods from the Misery Satellites available for sale in the quarter. Three rough diamond sales were held during the quarter. The Company plans to hold two rough diamond sales in the third fiscal quarter of 2017.

Q2 FY 2017 Summary Sales in millions of US dollars	Three months ended Jul 31, 2016	Six months ended Jul 31, 2016
Ekati Rough (100% basis)	$83.3	$188.4
Diavik Rough (40% basis)	$76.7	$149.8
Total Sales(1)	$160.0	$338.2
Carats Sold (000s)
Ekati Rough (100% basis)	668	2,213
Diavik Rough (40% basis)	673	1,727
Total Carats Sold(1)	1,341	3,940

(1) Excluded from the Ekati sales recorded are carats produced and sold from the processing of material during a pre-commercial production period. During the second quarter for fiscal 2017, the Company sold an estimated 116,000 carats of such production for estimated proceeds of $8.3 million. For the six months ended July 31, 2016, the Company sold an estimated 149,000 carats of such production for estimated proceeds of $12.8 million.

The Diamond Market
After buoyant market conditions in the first quarter, rough prices stabilized in the second quarter supported by confident U.S. retail demand. The positive conditions in the first half of the year reduced inventories throughout the pipeline and improved liquidity in the industry. However despite the improvements in sentiment, the banks that finance the industry remain cautious. The retail markets outside the U.S. remain impacted by the strong U.S. dollar, making jewelry comparatively expensive in domestic currency terms. Despite declines in the top end luxury sector, retail demand growth in China is focused on the broader commercial sector of the market supported by a growing middle class. Also in the Far East, Japanese demand remains robust supported by luxury tourism from China. Conversely, the retail markets in Europe, Hong Kong and the Middle East remain somewhat subdued.

Ekati Production

  Throughput was significantly reduced in the second quarter as a result of the fire at the Ekati process plant that occurred on June 23, 2016 and the subsequent processing shutdown, which is expected to last approximately three months in total.
  Mining operations continued during the second quarter with strong performance from both the Koala underground and Misery Main open pit operations. Mining has been paused at the lower value Pigeon and Lynx open pits as a cost reduction measure.
  During the period, the Ekati Diamond Mine recovered 0.9 million carats from 0.6 million tonnes of ore processed (0.9 million carats from 1.0 million tonnes in Q2 fiscal 2016).
  Carat production was negatively impacted by the process plant shutdown, but benefited from the processing of higher grade Misery Main ore, despite some continued dilution of initial ore as a result of sloughing during the mining of preceding benches.
  During the quarter the Company continued to process significant amounts of low value Misery Satellites material.
  Approximately 1.4 million tonnes of material remained in stockpiles at the end of the second quarter. Higher value Misery Main and Koala ore is planned to be prioritized throughout the remainder of fiscal 2017 when processing recommences.

Ekati Diamond Mine Production (100% basis)

For the three months ended Jul 31, 2016				For the three months ended Jul 31, 2015
Pipe	Ore Processed (000s tonnes)	Carats(1) (000s)	Grade(1) (carats/tonne)	Ore Processed (000s tonnes)	Carats(1) (000s)	Grade(1) (carats/tonne)
Misery Main	135	459	3.41	-	-	-
Pigeon	157	64	0.41	-	-	-
Fox	-	-	-	17	5	0.31
Koala	204	116	0.57	225	179	0.80
Koala North	-	-	-	43	23	0.53
Misery Satellites(2)	104	217	2.08	309	490	1.59
Coarse Ore Rejects(“COR”) (3)	-	-	-	368	227	0.62
Total(4)	600	856	1.43	962	924	0.96
For the six months ended Jul 31, 2016				For the six months ended Jul 31, 2015
Pipe	Ore Processed (000s tonnes)	Carats(1) (000s)	Grade(1) (carats/tonne)	Ore Processed (000s tonnes)	Carats(1) (000s)	Grade(1) (carats/tonne)
Misery Main	209	663	3.17	-	-	-
Pigeon	406	173	0.43	-	-	-
Fox	-	-	-	18	5	0.29
Koala	518	313	0.60	453	401	0.89
Koala North	-	-	-	96	53	0.55
Misery Satellite(2)	440	783	1.78	552	830	1.50
COR(3)	-	-	-	695	439	0.63
Total(4)	1,573	1,932	1.23	1,814	1,728	0.95

(1) As different ore sources are blended during processing, carats and grade per pipe are estimated using the block models for the ore processed from each pipe, adjusted for the overall reconciliation of total carats recovered against the model. The total carats produced include all incremental production arising as a result of the changes made to the Ekati process plant to improve diamond liberation.

(2) The Misery Satellites include the Misery South and Southwest satellite pipes, which are inferred resources, and Misery Northeast material. Approximately 2,500 tonnes of Northeast material was processed during the six months ended July 31, 2016, at an average grade of 0.98 carats per tonne. The Northeast material is not included in the reserves or resources and is therefore incremental production.

(3) This material is not included in the reserves or resources and is therefore incremental production.

(4) Figures may not add up due to rounding.

Diavik Production
The Diavik Diamond Mine production results for the second calendar quarter of 2016 were released on July 18, 2016. Diavik reports to the calendar year ending December 31, and Ekati reports to the fiscal year ending January 31. The Company does not report Diavik fiscal production results.

Cautionary Statement Regarding Preliminary Results
The Company cautions that the Company’s second quarter sales results disclosed in this news release are preliminary and reflect expectations as of the date of this news release. Actual reported results are subject to final review and may vary from what is currently expected because of a number of factors, including, without limitation, additional or revised information and changes in accounting standards or policies or in how those standards are applied. In addition, the preliminary results contained in this news release do not include all of the measures of financial performance that would be disclosed in the Company’s interim financial statements. The Company will provide additional financial information and related discussion and analysis about its second quarter financial results when it reports those actual results.

Forward-Looking Information
Certain information included herein, including information about mining activities and estimated production from the Ekati Diamond Mine, the estimated timeline for production to recommence at the Ekati processing plant and expectations regarding the sale of the Company’s office building, constitutes forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information is based on certain factors and assumptions including, among other things, the current mine plan for the Ekati Diamond Mine; mining, production, construction and exploration activities at the Company’s mining properties; the estimated timeframe to complete the necessary repairs at the Ekati processing plant; currency exchange rates; world and US economic conditions; future diamond prices; and the level of worldwide diamond production. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Company’s mining properties, risk of delays in completing the repairs to the Ekati process plant, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Dominion Diamond Corporation
Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada where the Company also has its head office. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Ms. Kelley Stamm, 416-205-4380
Manager, Investor Relations
kstamm@ddcorp.ca